Exhibit 99.70

Amaya announces closure of sale of WagerLogic

MONTREAL, Feb. 11, 2014 /CNW/ - Amaya Gaming Group Inc. (“Amaya” or the “Corporation”) (TSX: AYA), an entertainment solutions provider for the regulated gaming industry, announced today that, pursuant to a share purchase agreement dated November 27, 2013 (the “Share Purchase Agreement”), one of its subsidiaries has completed the previously announced sale to Goldstar Acquisitionco Inc. (“Goldstar”) of all of the issued and outstanding shares of WagerLogic Malta Holdings Ltd. (“WagerLogic”) for $70 million (the “Purchase Price”), less a closing working capital adjustment of $7.5 million, satisfied through cash consideration of $52.5 million and a vendor take-back in the form of a promissory note of $10 million, bearing interest at 6.0% per annum payable semi-annually in arrears starting in the second year following the closing date and due on the fourth anniversary of the closing date. The Purchase Price is subject to customary post-closing adjustments.

WagerLogic, through a subsidiary, is an online casino operator through its “Inter” brand consisting of InterCasino™, InterPoker™ and InterBingo™, amongst other online names (the “InterCasino Business”). Revenue and net income of the InterCasino Business were US$8.0 million and US$1.8 million respectively for the nine month period ended September 30, 2013. Revenue and net income for the full year 2012 were US$17.2 million and US$5.8 million respectively.

Subsidiaries of Amaya will continue to supply WagerLogic with software, services and content to power the InterCasino Business pursuant to a services agreement.

The Share Purchase Agreement includes an earn out agreement pursuant to which the vendor thereunder may receive additional cash consideration payable on the second and third anniversary date from closing based on the achievement of certain revenue targets, as well as a minimum revenue guarantee agreement pursuant to which the vendor, in the first two years following the closing, may pay cash consideration if certain revenue targets are not achieved by the InterCasino Business.

Osler, Hoskin & Harcourt LLP served as Canadian counsel to Amaya and its subsidiaries and Chitiz Pathak LLP advised Goldstar in connection with the transaction.

ABOUT AMAYA

Amaya provides a full suite of gaming products and services including casino, poker, sportsbook, platform, lotteries and slot machines. Some of the world’s largest gaming operators and casinos are powered by Amaya’s online, mobile, and land-based products. Amaya is present in all major gaming markets in the world with offices in North America, Latin America and Europe. Amaya recently acquired Cryptologic, a pioneer within online casino, OnGame, a leader within online poker, and Cadillac Jack, a successful slot machine manufacturer. For more information please visit www.amayagaming.com.

DISCLAIMER IN REGARDS TO FORWARD-LOOKING STATEMENTS

Certain statements included herein, including those that express management’s expectations or estimates of our future performance constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Investors are cautioned not to put undue reliance on forward-looking statements. Except as required by law, the Corporation does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events.

SOURCE: Amaya Gaming Group Inc.

%SEDAR: 00029939EF

For further information:

For inquiries, please contact:

Tim Foran

Director, Investor Relations

+1.416.545.1453 EXT. 5833

ir@amayagaming.com

CO: Amaya Gaming Group Inc.

CNW 14:15e 11-FEB-14